Exhibit 15.1:

FINANCIAL STATEMENTS  OF REMOTE DYNAMICS, INC.  AND SUBSIDIARY FOR THE QUARTERLY PERIOD ENDED NOVEMBER 31, 2006 AND 2005 AS PREVIOUSLY FILED WITH THE SEC ON JANUARY 24, 2007

REMOTE DYNAMICS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in thousands, except share amounts)

	November 30,	August 31,
	2006	2006
ASSETS

Current assets:
Cash and cash equivalents	$107	$303
Accounts receivable, net of allowance for doubtful accounts of $66 and $77, respectively	576	586
Inventories, net of reserve for obsolescence of $112 and $112, respectively	212	360
Deferred product costs - current portion	1,112	1,121
Lease receivables and other current assets, net	390	299
Total current assets	2,397	2,669

Property and equipment, net of accumulated depreciation and amortization of $2,704 and $2,548 respectively	1,821	2,237
Deferred product costs - non-current portion	952	1,044
Goodwill	2,395	2,395
License right, net	66	95
Deferred financing fees, net	1,960	2,353
Lease receivables and other assets, net	367	365
Total assets	$9,958	$11,158

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Accounts payable	$1,424	$1,090
Deferred product revenues - current portion	2,024	2,033
Series A convertible notes payable (net of discount of $1,676 and $2,395, respectively)	1,525	1,438
Note payable - HFS	2,000	2,000
Accrued expenses and other current liabilities	1,452	1,793
Total current liabilities	8,425	8,354

Deferred product revenues - non-current portion	1,632	1,786
Capital leases, less current portion	90	211
Series A convertible notes payable - non-current (net of discount of $1,917)	-	-
Other non-current liabilities	321	325
Total liabilities	10,468	10,676

Commitments and contingencies

Redeemable Preferred Stock - Series B (3% cumulative, $10,000 stated value, 2,000,000 shares authorized, 572 and 600 shares issued and outstanding at November 30, 2006 and August 31, 2006, respectively (redeemable in liquidation at an aggregate of $6,599,196 at November 30, 2006)	4,723	4,850

Stockholders' deficit:
Common stock, $0.01 par value, 230,000,000 shares authorized, 59,955,408 shares issued and 59,025,460 outstanding at November 30, 2006; 230,000,0000 shares authorized, 10,463,385 shares issued and 9,533,437 outstanding at August 31, 2006	600	105
Treasury stock, 929,948 shares, at cost	(1,860)	(1,860)
Additional paid-in capital	35,913	34,821
Accumulated deficit	(39,886)	(37,434)
Total stockholders' deficit	(5,233)	(4,368)
Total liabilities and stockholders' deficit	$9,958	$11,158

See accompanying notes to unaudited consolidated financial statements.

REMOTE DYNAMICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except per share amounts)

	Three months ended
	November 30,
	2006	2005
Revenues
Service	$717	$1,236
Ratable product	738	623
Product	11	71
Total revenues	1,466	1,930

Cost of revenues
Service	557	1,008
Ratable product	421	303
Product	5	148
Total cost of revenues	983	1,459

Gross profit	483	471

Expenses
General and administrative	931	1,046
Customer service	113	247
Sales and marketing	263	743
Engineering	156	287
Depreciation and amortization	340	669
Impairment loss on license right	-	144
Goodwill impairment	-	4,990
Total expenses	1,803	8,126

Operating loss	(1,320)	(7,655)

Interest income	25	31
Interest expense	(1,188)	(82)
Other (expense) income	73	(13)
Loss before income taxes	(2,410)	(7,719)

Income tax benefit	-	-
Net loss	(2,410)	(7,719)

Preferred stock dividend	(42)	(130)
Loss on redemption of preferred stock	-	(2,208)
Net loss attributable to common stockholders	$(2,452)	$(10,057)

Net loss per common share - basic and diluted	$(0.06)	$(1.48)

Weighted average number of common shares outstanding:
Basic and diluted	38,851	6,801

See accompanying notes to unaudited consolidated financial statements.

REMOTE DYNAMICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT (UNAUDITED)
(in thousands, except share information)

			Additional
	Common Stock		Paid-in	Treasury Stock		Accumulated
	Shares	Amount	Capital	Shares	Amount	Deficit	Total

Stockholders' deficit at August 31, 2006	10,463,385	$105	$34,821	929,948	$(1,860)	$(37,434)	$(4,368)

Payment of principal on Series A Notes with common stock	31,742,893	318	316				634
Common stock issued for services	17,233,002	172	137				309
Conversion of Series B preferred stock to common stock	516,128	5	639				644
Series B preferred stock dividends						(42)	(42)
Net loss						(2,410)	(2,410)

Stockholders' deficit at November 30, 2006	59,955,408	$600	$35,913	929,948	$(1,860)	$(39,886)	$(5,233)

REMOTE DYNAMICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands)

	Three months ended
	November 30,
	2006	2005
Cash flows from operating activities:
Net loss	$(2,410)	$(7,719)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization of property and equipment	311	387
Amortization of license right	29	282
Amortization of deferred financing fees	393	-
Amortization of debt discount	719	-
Impairment loss on license right	-	144
Goodwill impairment	-	4,990
Provision for bad debts	48	34
Loss on assets retired or sold	105	18
Stock issued for services	309	-
Changes in operating assets and liabilities:
Decrease in accounts receivable	18	1,411
Decrease (increase) in inventories	148	(313)
Increase (decrease) in deferred product costs	101	(144)
(Increase) decrease in lease receivables and other assets	(149)	304
Increase in accounts payable	334	384
Decrease (increase) in deferred product revenues	(163)	30
Increase (decrease) in accrued expenses and other liabilities	43	(166)
Net cash used in operating activities	(164)	(358)

Cash flows from financing activities:
Proceeds from issuance of Series B preferred stock and warrants, net of offering costs	-	443
Interest paid on bridge note	-	36
Dividends paid on preferred stock	-	(130)
Payments on capital leases and other notes payable	(32)	(317)
Net cash provided by financing activities	(32)	32

Decrease in cash and cash equivalents	(196)	(326)
Cash and cash equivalents, beginning of period	303	503
Cash and cash equivalents, end of period	$107	$177

Supplemental cash flow information:
Interest paid	$15	$74
Non-cash investing and financing activities:
Purchases of assets through capital leases and other note payables	$-	$144
Exchange of bridge note into warrants	$-	$1,750
Payment of principal on Series A Notes with common stock	$634	$-
Conversion of Series B preferred stock to common stock	$644	$-
Preferred stock dividends accrued	$42	$130
Preferred stock dividends paid through the issuance of Series B preferred stock	$517	$-

See accompanying notes to unaudited consolidated financial statements.

REMOTE DYNAMICS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Unaudited)

1.	Business Overview and Going Concern

Business Overview

Remote Dynamics, Inc., a Delaware Corporation (“we” or the “Company”) was originally incorporated on February 3, 1994.  We market, sell and support automatic vehicle location (“AVL”) and mobile resource management solutions targeting companies that operate private vehicle fleets. We believe that the REDIview™ family of solutions is ideal for metro, short-haul fleets within diverse industry vertical markets such as field services, distribution, courier, limousine, electrical/plumbing, waste management, and government.  Our core technology, telematics, combines wireless communications, GPS location technology, geospatial solutions and vehicle data integration with an easy-to-use web-accessible application that aids in the optimization of remote business solutions.  Our state of the art fleet management solution contributes to higher customer revenues and improved operator efficiency by improving the productivity of mobile workers through real-time position reports, route-traveled information, and exception based reporting designed to highlight mobile workforce inefficiencies. This in-depth reporting enables our customers to correct those inefficiencies and deliver significant savings to the bottom line.

Historically, much of our revenues have been derived from products sold to the long-haul trucking industry, and to member companies of SBC Communications, Inc. (“SBC”).  Revenues from these legacy customers have ceased as of December 31, 2005.  SBC selected an alternative vendor to supply its next generation AVL product, and, as of December 31, 2005, had deactivated all of its subscriber units.  For us to sustain ongoing business operations and ultimately achieve profitability, we must substantially increase our sales and penetration into the marketplace with next generation products and services.

We commercially launched our current product offering, REDIview, during January of 2005.  REDIview is an Internet and service bureau-based software application that provides an extensive array of real-time and accurate mapping, trip replay, and vehicle activity reports.  REDIview includes a series of exception-based reports designed to highlight inefficiencies in the operations of a vehicle fleet.  Utilizing GPRS technology and our proven, high-capacity network service center, customers may access their information securely through the Internet from any personal computer or certain other devices.

REDIview incorporates technologies that allow for fast and effective integration into legacy applications operated by companies with vehicle fleets and mobile workers.  This design allows companies to easily extend their existing supply chain management systems to the mobile workforce for transaction processing and customer fulfillment.  REDIview was also designed to be hardware and network agnostic to provide the maximum flexibility in designing solutions that best fit the customer’s specific needs.

Our new REDIview product line forms the basis of our business plan for fiscal year 2007 and beyond.  We expect this product line to provide the foundation for a growth in revenues and, if our revenues grow as we anticipate, ultimately profitability.  In addition, the REDIview product line allows us to move to a recurring revenue model for all of its current product offerings, an important and necessary change to our revenue model to achieve overall sustained revenue growth and cash flow positive operations. In implementing our new business plan, we are completing a significant cost and operational-based restructuring, reducing our workforce at all levels, including the senior management level.  We are focusing our efforts on enhancing the existing REDIview product line.  As a result, in addition to significantly reducing projected operational costs, we have significantly reduced our projected sales targets and associated cash flows from our previous business plan which included multiple product offerings sold through both a direct sales force and third-party distributors.

Going Concern

Historically, much of our revenues have been derived from products and services sold to the long-haul trucking industry, small to medium-sized companies through our Vehicle Management Information™ (“VMI”) product line, and to SBC.  Revenues from the long-haul trucking industry and SBC have ceased as of December 31, 2005. SBC selected an alternative vendor to supply its next generation AVL product, and, as of December 31, 2005, had deactivated all of its subscriber units.  We have ceased actively marketing and selling our VMI product.  For us to sustain ongoing business operations and ultimately achieve profitability, we must substantially increase our sales and penetration into the marketplace with competitive products and services.  We believe that the potential market opportunity for automatic vehicle location products in the United States, such as our GPRS-based REDIview product, is significant and that we will be well positioned with our telematics product lines and proven operations support to take advantage of the significant market potential.

At November 30, 2006 we have a significant working capital deficit, have incurred significant recurring losses and have used significant cash in operations.  We currently do not expect to achieve profitability during the 2007 fiscal year.  Based on our latest revised pricing structure and reduction in workforce, we currently estimate that to achieve profitability, we will need to have approximately $600,000 in monthly revenues.  However, there can be no assurances that we will achieve our REDIview sales targets or our targeted operating cost reductions, and failure to do so may have a material adverse effect upon our business, financial condition and results of operations.

Critical success factors in our plans to achieve positive cash flow from operations include:

•
Ability to increase sales of the REDIview product line to lessen the amount of capital resources necessary to fund our operations until such time that revenues from the REDIview product line are sufficient to fund ongoing operations.

•	Ability to further reduce our operating costs in accordance with our latest revised business plan.

•	Ability to complete development of additional features and functionality for the REDIview product line.

•	Significant market acceptance of our product offerings from new customers, including our REDIview product line, in the United States.

•
Maintaining and expanding our direct sales channel. New salespersons will require training and time to become productive. In addition, there is significant competition for qualified sales personnel, and we must continue to offer attractive compensation plans and opportunities to attract qualified salespersons.

•	Expansion into new markets not currently served by us.

•	Increasing sales production from existing channel partners.

•	Obtaining new channel partners to distribute our product lines.

•	Maintenance and expansion of indirect distribution channels for our REDIview product line.

•	The securing and maintenance of adequate third party leasing sources for customers who purchase our products.

There can be no assurances that any of these success factors will be realized or maintained.

We currently believe that with the expected proceeds from our November 2006 private placement described in Note 3, and assuming the achievement of our revised REDIview sales targets and expected operating cost reductions, we have sufficient capital to fund our ongoing operations through the remainder of our 2007 fiscal year.  The sufficiency of our cash resources depends to a certain extent on general economic, financial, competitive or other factors beyond our control. Moreover, despite actions to reduce costs and improve profitability, our operating losses and net operating cash outflows will continue through at least June 2007. As a result, we may not be able to achieve the revenue and gross margin objectives necessary to achieve positive cash flow or profitability without obtaining additional debt or equity financing. We do not currently have any arrangements for additional financing and we may not be able to secure additional debt or equity financing on terms acceptable to us, or at all, at the time when we need such funding. Further, our ability to secure certain types of additional financings is restricted under the terms of our existing financing arrangements.  There can be no assurance that we will be able to consummate a transaction for additional capital prior to substantially depleting our available cash reserves, and our failure to do so may force us to file for bankruptcy protection and/or cease operations.

2.           Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-QSB and Item 310 of Regulation S-B.  Accordingly, they do not include all footnote disclosures required by accounting principles generally accepted in the United States of America.  These consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto in our Annual Report on Form 10-KSB for the year ended August 31, 2006.  The accompanying consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods in accordance with accounting principles generally accepted in the United States of America.  The results for any interim period are not necessarily indicative of the results for the entire fiscal year.  Certain prior year amounts have been reclassified to conform to current year presentation.

Estimates Inherent in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue when earned in accordance with the applicable accounting literature including:  EITF No. 00-21, “Revenue Arrangements With Multiple Deliverables”, Statement of Position 97-2, “Software Revenue Recognition”, and Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, as amended by Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”.  Revenue is recognized when the following criteria are met:  there is persuasive evidence that an arrangement exists, delivery has occurred and all obligations under such arrangement have been fulfilled, the price is fixed and determinable and collectibility is reasonably assured.

Initial sale proceeds received under multiple-element sales arrangements that require us to deliver products and services over a period of time and which are not determined by us to meet certain criteria are deferred.  All REDIview and VMI sales proceeds related to delivered products are deferred and recognized over the contract life that typically ranges from one to five years.   Product sales proceeds recognized under this method are portrayed in the accompanying Consolidated Statement of Operations as “Ratable product revenues.” The related deferred revenue is classified as a current and long term liability on the Consolidated Balance Sheets under the captions “Deferred product revenues – current portion” and “Deferred product revenues non-current portion.”  If the customer relationship is terminated prior to the end of the customer contract term, such deferred sales proceeds are recognized as revenue in the period of termination.  Under sales arrangements, which initially meet the earnings criteria described above, revenues are recognized upon shipment of the products or upon customer acceptance of the delivered products if terms of the sales arrangement give the customer the right of acceptance.

Service revenue generally commences upon product installation and customer acceptance and is billed and recognized during the period such services are provided.

We provide lease financing to certain customers of our REDIview and VMI products.  Leases under these arrangements are classified as sales-type leases or operating leases.  These leases typically have terms of one to five years, and all sales type leases are discounted at interest rates ranging from 14% to 18% depending on the customer’s credit risk.  The net present value of the lease payments for sales-type leases is recognized as product revenue and deferred under our revenue recognition policy described above.  Income from operating leases is recognized ratably over the term of the leases.

Goodwill and Other Intangibles

We test our goodwill for impairment on an annual basis, or between annual tests if it is determined that a significant event or change in circumstances warrants such testing, in accordance with the provisions of SFAS  No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) which requires a comparison of the carrying value of goodwill  to the fair value of the reporting unit.   If the fair value of the reporting unit is less than the carrying value of goodwill, an adjustment to the carrying value of goodwill is required.

Since our launch of the REDIview product line in January of 2005, we have experienced significant competition in the marketplace which has eroded our price points and prevented us from achieving our sales targets with sales cycles for large accounts proving to be much longer and complex than originally anticipated.  Thus, in response to current market conditions, we revised our business plan modifying our pricing structures, our sales and marketing approach and added new feature sets to our REDIview product line to ensure that we remain competitive in the marketplace.  We have significantly reduced our future projected cash flows from previous projections.  Thus, we performed our annual test for goodwill impairment at August 31, 2005 utilizing an income approach, a discounted future cash flow analysis and an analysis of market multiples to determine our goodwill was impaired by an estimated $9.6 million.  Goodwill was thus written off by $9.6 million representing the full amount of the estimated impairment during the fiscal year ended August 31, 2005.

Based on our failure to achieve our forecasted sales targets for the three months ended November 30, 2005, we began analyzing and revising our current and long-term business plans, materially modifying our existing business plan in late December 2005.  Our business plan significantly reduced our projected sales forecasts and operational costs from the former plan.  As a result, and in accordance with SFAS 142, we performed an interim test of our goodwill as of November 30, 2005 utilizing a discounted future cash flow analysis based on our new projected sales targets and the estimated impact of our cost saving measures.  We determined that goodwill was further impaired by an estimated $5.0 million.  Goodwill was thus further written off by $5.0 million at November 30, 2005 representing the full amount of the estimated impairment.

We further modified our business plan as of August 31, 2006 significantly reducing our projected sales forecasts and operational costs from the former plan.  As a result, and in accordance with SFAS 142, we performed an annual test of our goodwill as of August 31, 2006 utilizing a discounted future cash flow analysis based on our new projected sales targets and the estimated impact of our additional cost saving measures.  We determined that goodwill was further impaired by an estimated $2.7 million.  Goodwill was thus further written off by $2.7 million at August 31, 2006 representing the full amount of the estimated impairment.  At August 31and November 30, 2006, the carrying value of our goodwill was $2.4 million.

Recent Accounting Pronouncements

Financial Accounting Standards No. 155 (“FAS 155”).  In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”). With respect to FAS 133, FAS 155 simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and eliminates the interim guidance in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” which provided that beneficial interests in securitized financial assets are not subject to the provision of FAS 133. With respect to FAS 140, FAS 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of FAS 155 to significantly affect our financial condition or results of operations.

FASB Interpretation No. 48 (“FIN 48”).  In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes” which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for us beginning September 1, 2007. We are in the process of determining the effect, if any, the adoption of FIN 48 will have on our financial statements.

Financial Accounting Standards No. 157 (“FAS 157”).  In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” FAS 157 defines fair value, established a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of FAS 157 to significantly affect our financial condition or results of operations.

3.           Securities Purchase Agreements

Series A Preferred Stock

On October 1, 2004, we closed the sale of 5,000 shares of Series A convertible preferred stock, with each preferred share having a face value of $1,000, for a total purchase price of $5,000,000.  Net cash proceeds were $4,651,000 after payment of expenses.  The Series A convertible preferred stock was convertible into shares of our common stock at a conversion price of $2.00 per share. We sold the Series A convertible preferred stock to SDS Capital Group SPC, Ltd (“SDS”).  The Series A convertible preferred stock was issued to SDS pursuant to the exemption from the registration requirements of the Securities Act of 1933 as amended, provided by Regulation D promulgated there under.  As discussed below, the Series A convertible preferred stock was exchanged for Series B convertible preferred stock in September 2005.

SDS Note Payable

On May 31, 2005, we consummated a bridge loan and security agreement with SDS in which we issued a promissory note in the amount of $1.75 million to SDS (the “Bridge Note”). The Bridge Note was secured by our assets, accrued interest at 8% per annum and was due and payable on September 30, 2005.  The Bridge Note automatically exchanged into a common stock purchase warrant with a 5-year term to purchase 1,666,667 shares of common stock at an exercise price of $0.01 per share and a common stock purchase warrant with  a 5-year term to purchase 700,000 shares of common stock at an exercise price of $1.75 per share (the “Bridge Warrants”) upon approval of our stockholders. Our stockholders approved the exchange of the Bridge Note into the Bridge Warrants, and on September 2, 2005, the Bridge Note was extinguished and exchanged for the Bridge Warrants.

Series B Preferred Stock

On September 2, 2005, we closed the sale of $6.5 million of preferred stock and common stock purchase warrants in a private placement transaction with SDS previously entered into on May 31, 2005.  In consideration for the issuance of the Series B convertible preferred stock, SDS paid us $750,000 and returned to us all of the outstanding Series A convertible preferred stock with a face value of $5 million which was held by SDS.  We incurred an early redemption penalty of $750,000 related to the Series A convertible preferred stock.  Net cash proceeds received by us were approximately $443,000 after deduction of brokers’ commissions, accrued interest on the bridge note and other expenses.  The Series B convertible preferred stock is convertible into common stock at an original conversion price of $1.55 per share. SDS also received a common stock purchase warrant with a 5-year term to purchase 2 million shares at an exercise price of $1.75 per share. We used the net proceeds from the financing transaction to fund our business plan.  We are obligated to register the common stock issuable upon conversion of the Series B convertible preferred stock or exercise of the common stock purchase warrants for public resale under the Securities and Exchange Act of 1933.

On December 16, 2005, in consideration of our reducing the exercise price on certain warrants held by SDS from $0.67 to $0.30 per share, SDS exercised the warrants for the purchase of 1,125,000 shares of our common stock resulting in the receipt by us of cash proceeds in the amount of $337,500.  This repricing resulted in an increase in the net loss attributable to common shareholders of approximately $69,000 in the second quarter of fiscal year 2006.

Series A Note Financing

On February 24, 2006, we closed a Note and Warrant Purchase Agreement with certain institutional investors pursuant to which we sold $5.75 million of our series A senior secured convertible notes and original issue discount series A notes (“Series A Notes”) in a private placement transaction.   In the private placement, we received proceeds of approximately $4.1 million in cash (after deducting brokers’ commission but before payment of legal and other professional fees, the 15% original issue discount of $750,000 and the tendering of 50 shares of their 650 shares Series B preferred convertible stock with an aggregate face value of $500,000 by our sole series B preferred convertible stockholder).

The Series A Notes are secured by substantially all of our assets. There exists no material relationship between us and these investors other than in respect of the Series A Note purchase agreement. The Series A Notes mature 24 months from issuance and are convertible at the option of the holder into our common stock at a fixed conversion price of $0.20 per share (which adjusted to $0.016 per share upon the issuance of series B subordinated secured convertible notes discussed below).  Beginning on September 1, 2006 and continuing thereafter on the first business day of each month, we must pay an amount to each holder of a Series A Note equal to 1/18th of the original principal payment of the note; provided, that if on any principal payment date the outstanding principal amount of the note is less than such principal installment amount, then we must pay to the holder of the note the lesser amount. We may make such principal installment amounts in cash or in registered shares of our common stock. If paid in common stock, certain conditions must be satisfied, and the number of registered shares to be paid to the holder must be an amount equal to the principal installment amount divided by eighty percent (80%) of the average of the closing bid price for the ten (10) trading days immediately preceding the principal payment date.

We currently are not in compliance with certain of our obligations relating to our Series A Notes, including our failure to maintain sufficient authorized shares to permit conversion of the notes and our failure to register the resale of the shares of common stock issuable upon conversion of the notes.  As of November 30, 2006, we have obtained waivers of compliance of these obligations from all of the note holders, other than one holder of $100,000 principal amount of the notes.

The purchasers of the Series A Notes (and the placement agent in the transaction) received the following common stock purchase warrants:

•
Series A-7 warrants to purchase 20,625,000 million shares in the aggregate of common stock at an initial exercise price of $0.40 per share subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents.  The exercise price of the series A-7 warrants adjusted to $0.016 per share upon the issuance of our series B subordinated secured convertible notes discussed below.   The series A-7 warrants are exercisable for a seven-year period from the date of issuance.  1.9 million of these shares are exercisable over 5 years.

•
Series B-4 warrants to purchase 13,750,000 million shares in the aggregate of common stock at an initial exercise price of $0.90 per share subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents.  The exercise price of the series B-4 warrants adjusted to $0.016 per share upon the issuance of our series B subordinated secured convertible notes discussed below.  The series B-4 warrants are exercisable for a four-year period beginning on the date a resale registration statement for the shares underlying the warrants is declared effective by the Securities and Exchange Commission. 1.3 million of these shares are exercisable over 5 years.

•
Series C-3 warrants to purchase 27,500,000 million shares in the aggregate of common stock at an initial exercise price of $0.21 per share subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents.  The exercise price of the series C-3 warrants adjusted to $0.016 per share upon the issuance of our series B subordinated secured convertible notes discussed below. The series C-3 warrants are exercisable for a three-year period from the date of issuance.  2.5 million of these shares are exercisable over 5 years.

•
Series D-1 warrants (callable only at our option) to purchase 19,250,000 shares in the aggregate of common stock at an exercise price per share equal to the lesser of: (a) $0.35 and (b) 90% of the average of the 5 day volume weighted average price of our common stock on the OTC Bulletin Board preceding the call notice, as defined in the warrant.

HFS Note Payable

On July 20, 2004, we entered into and consummated the Third Amended Letter Agreement with HFS Minorplanet Funding LLC (“HFS”) issuing a $2.0 million convertible promissory note to HFS with the principal balance being due 36 months from the date of funding, with an annual interest rate of 12 percent.  Upon issuance of the Note, HFS provided the $2 million funding to us less a commission in the amount of $80,000 representing four percent (4%) of the loan proceeds.   A Director of HFS currently serves as a Director on our Board of Directors.  During the three months ended November 30, 2006 and 2005, we made interest payments to HFS totaling $10,000 and $60,000 respectively.  We accrued $50,000 and $6,000, respectively, during the same periods.

On November 30, 2006, we entered into a promissory note with HFS in the principal amount of $1,000,000 and having a maturity date of December 1, 2007. As of the date of this report, no amounts have been advanced under this note.  Advances are only available under certain limited circumstances.  At maturity, (a) the promissory note (and all amounts due under the note) automatically convert into our securities of the same kind issued by us in our November 2006 private placement (based on a $1,000,000) and (b) the existing $2,000,000 convertible promissory note issued by us to HFS will be cancelled.

Series B Note Financing

On November 30, 2006, we entered into a Note and Warrant Purchase Agreement with Bounce Mobile Systems, Inc. (“BMSI”) and other accredited investors.  As discussed below, we did not receive any proceeds from this transaction until December 4, 2006.  Pursuant to the Note and Warrant Purchase Agreement, we will receive up to $1,754,000 in gross proceeds (of which BMSI has committed to provide $1,200,000) from the sale of up to (i) $1,754,000 principal amount of our series B subordinated secured convertible promissory notes (“Series B Notes’), (ii) $701,600 principal amount of our original issue discount series B subordinated secured convertible promissory notes (“Series B OID Notes”), (iii) our series E-7 warrants (“E-7 Warrants”) to purchase 82,218,750 shares of our common stock and (iv) our series F-4 warrants (“F-4 Warrants”) to purchase 82,218,750  shares of our common stock.

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The Series B Notes and the Series B OID Notes are secured by all of our assets, subject to existing liens, are due December 4, 2009 and begin amortization of principal (in nine quarterly installments) on August 1, 2007.  We may make principal installment payments in cash or in registered shares of our common stock. If paid in common stock, certain conditions must be satisfied, and the number of registered shares to be paid to the holder must be an amount equal to the principal installment amount divided by the greater of (i) $0.02 and (ii) 90% of the average of the volume weighted average trading prices of the common stock for the ten trading days immediately preceding the principal payment.  The Series B Notes and Series B OID Notes are convertible into our common stock at an initial conversion price of $0.016 per share, subject to reduction if we fail to achieve specified financial and operating milestones and subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents.

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The E-7 Warrants have an exercise price of $0.02 per share, subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents.  The E-7 Warrants are exercisable for a seven-year period from the date of issuance.

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The F-4 Warrants have an exercise price of $0.03 per share, subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents. The F-4 Warrants are exercisable for a four-year period beginning on the date a resale registration statement for the shares underlying the warrants is declared effective by the Securities and Exchange Commission.

The private placement is structured to occur in four closings, each providing $438,500 in gross proceeds to us.  The first closing occurred on December 4, 2006 and the second closing occurred on January 10, 2007.  The third closing will occur within five business days after the date that we file an amendment to our Certificate of Incorporation making effective an increase in the number of our authorized shares of common stock to 575,000,000 and a one-for-fifty reverse stock split of our common stock. The fourth closing will occur within five business days after the date that an initial resale registration statement for the shares underlying the notes and warrants issued in the private placement is declared effective by the Securities and Exchange Commission.  Each closing is subject to certain other conditions being satisfied, including (i) our representations and warranties in the agreement being true and correct in all material respects as of each closing date, (ii) our having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the agreement to be performed, satisfied or complied with by us at or prior to each closing date, and (iii) no material adverse effect on the business, operations, properties, prospects, or financial condition of us and our subsidiaries having occurred.

As a result of the private placement and pursuant to the terms of "most favored nations" rights granted to investors in our February 2006 private placement of our Series A Notes, we issued to certain of our February 2006 private placement investors, in exchange for $1,652,111 principal amount of the Series A Notes, an additional (i) $1,784,111 principal amount of Series B Notes, (ii) $713,644 principal amount of Series B OID Notes, (iii) E-7 Warrants to purchase 83,690,203 shares of our common stock and (iv) F-4 Warrants to purchase 83,690,203 shares of our common stock.  We received no additional proceeds from the exchange.

In connection with the private placement, we agreed to pay to the placement agent for the transaction consideration consisting of (a) a cash sales commission of $150,480, (b) warrants to purchase 23,021,250 shares of common stock, with each warrant having an exercise price of $0.016 per share and being exercisable for ten years, (c) E-7 Warrants to purchase 12,332,813 shares of common stock, and (d) F-4 Warrants to purchase 12,332,813 shares of common stock. We also agreed to pay legal fees in the amount of $35,000 to legal counsel for the investors in the private placement.

The issuance of the Series B Notes triggered anti-dilution adjustments to the conversion price of our Series A Notes and the exercise price of the common stock purchase warrants issued in connection with the Series A Notes as follows:  (a) the conversion price of the Series A Notes changed from $0.20 to $0.016 per share, (b) the exercise price of our Series A-7 warrants changed from $0.40 to $0.016 per share, (c) the exercise price of our Series B-4 warrants changed from $0.90 to $0.016, and (d) the exercise price of our Series C-3 warrants changed from $0.21 to $0.016 per share. In addition, the transaction triggered an anti-dilution adjustment to certain warrants issued to SDS in September 2005 in connection with the Series B preferred stock transaction, by changing the exercise price from $1.75 to $0.0966 per share and increasing the number of shares of common stock for which the warrants can be exercised from 750,000 to 12,683,191.

BounceGPS Acquisition

On November 30, 2006, we entered into a Share Exchange Agreement with Bounce Mobile Systems, Inc. (“BMSI”).  Pursuant to the Share Exchange Agreement, we agreed to acquire from BMSI 100% of the capital stock of BounceGPS, Inc., a provider of mobile asset management solutions, in exchange for:

•	5,000 shares of our newly authorized series C convertible preferred stock
•	A Series B Note in the principal amount of $660,000
•	A Series B OID Note in the principal amount of $264,000
•	An E-7 Warrant to purchase 30,937,500 shares of common stock
•	A F-4 Warrant to purchase 30,937,500 shares of common stock

As part of the acquisition of BounceGPS, Inc., we acquired approximately 600 mobile subscribers, executive management and marketing expertise.  Total assets acquired were approximately $380,000, consisting primarily of inventory and other current assets in the amount of $149,000, and $231,000 in fixed and other assets.  Total liabilities acquired were approximately $380,000 consisting of accounts payable and other current liabilities of $103,000 and notes payable of $277,000.  We anticipate that cash flows from operations from BounceGPS to be minimal.

The transactions contemplated by the Share Exchange Agreement closed on December 4, 2006.

The series C convertible preferred stock issued under the Share Exchange Agreement has a face amount of $1,000 per share ($5,000,000 in the aggregate), ranks junior to the Company’s series B convertible preferred stock and senior to its common stock with respect to payment of dividends and amounts upon any liquidation, dissolution or winding up of the Company, and is entitled to receive cumulative dividends in an amount equal to 8% per year (payable at the election of the holder in cash or additional shares).

The series C convertible preferred stock issued under the Share Exchange Agreement is initially convertible into 51% of the number of our fully diluted shares, as defined to include, without limitation:

•	Shares of common stock outstanding on the date of issuance of the Series C Preferred Stock;
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Shares of common stock issuable upon conversion, exercise or exchange of any convertible security or purchase right outstanding on the date of  issuance (including, without limitation, the series C convertible preferred stock, the Company’s series B convertible preferred stock, the Series A Notes, the Series B Notes, the Series B OID Notes, the E-7 Warrants and the F-4 Warrants);

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Shares of common stock issuable upon conversion, exercise or exchange of any convertible security or purchase right issued after the issuance date of the series C convertible preferred stock in conversion, exercise or exchange of securities outstanding as of the issuance date or as a dividend, interest payment, liquidated damages, penalty, compromise, settlement or other payment of certain securities or  pursuant to or in connection with any agreement, indebtedness or other obligation of the Company existing as of the issuance date, or with respect to any amendment, waiver or modification thereto or extension thereof;

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Shares of common stock issued after the issuance date of the series C convertible preferred stock as a dividend, interest payment, liquidated damages, penalty, compromise, settlement or other payment of certain securities or  pursuant to or in connection with any agreement, indebtedness or other obligation of the Company existing as of the issuance date, or with respect to any amendment, waiver or modification thereto or extension thereof; and

•	Shares of common stock authorized for issuance from time to time under the Company’s equity incentive plans.

The series C convertible preferred stock generally has the right to vote on all matters before the common stockholders on an as-converted basis voting together with the common stockholders as a single class. In addition, the holders of a majority of the Series C Preferred Stock, voting as a separate class, have the right to appoint a majority of the members of our Board of Directors (as long as we have not exercised our limited rights to redeem series C convertible preferred stock).

As a result of the Share Exchange Agreement and Note and Warrant Purchase Agreement transactions, BMSI, as the sole holder of our series C convertible preferred stock, currently holds approximately 94.2% of the voting power of our outstanding securities and beneficially owns approximately 61.5% of our common stock (calculated on a fully diluted basis).

4.	Inventories

Inventories consist of the following (in thousands):
	November 30,	August 31,
	2006	2006

Complete systems	$85	$201
Component parts	127	159
	$212	$360

5.           Other Commitments and Contingencies

Product Warranty Guarantees

We provide a limited warranty on all REDIview product sales, at no additional cost to the customer, which provides for replacement of defective parts for one year after the product is sold.  We provide a limited warranty on all VMI product sales, at no additional cost to the customer, which provides for replacement of defective parts during the contract term, typically ranging from one to five years.  We establish an estimated liability for expected future warranty commitments based on a review of historical warranty expenditures associated with these products and other similar products.  The product warranty liability, which is included in “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the accompanying Consolidated Balance Sheets, totaled approximately $132,000 at November 30, 2006.

Purchase Obligations

We had purchase obligations of approximately $1.1 million primarily related to the purchase of inventory as of November 30, 2006.

Other Commitments and Contingencies

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business or are incidental to our business. We may suffer an unfavorable outcome as a result of one or more these claims.  We do not expect the final resolution of such claims, individually or in the aggregate, to have a material adverse effect on our financial position. However, depending on the amount and timing of unfavorable resolutions of claims against us, or the costs of settlement or litigation, our future results of operations or cash flows could be materially adversely affected.

6.                 Segment Reporting

Our reportable segments offer different products and/or services.  Each segment also requires different technology and marketing strategies.  Our two reportable segments are VMI and Network Service Center Systems (“NSC Systems”).  REDIview products and services are included in NSC Systems.

Operating expenses are allocated to each segment based on management’s estimate of the utilization of financial resources by each segment.  Impairment loss on license right is allocated solely to the VMI segment.  Goodwill impairment is allocated solely to the NSC Systems segment.  The following tables set forth segment financial information (in thousands):

	As of and for the Three Months Ended
	November 30, 2006
	NSC Systems	VMI	Consolidated
Revenues	$1,141	$325	$1,466
Operating loss	(1,413)	93	(1,320)
Interest expense	(1,188)	-	(1,188)
Interest income	19	6	25
Depreciation and amortization	(302)	(38)	(340)
Net loss	(2,509)	99	(2,410)
Total assets	9,903	55	9,958

	As of and for the Three Months Ended November 30, 2005
	NSC Systems	VMI	Consolidated
Revenues	$1,283	$647	$1,930
Operating loss	(7,348)	(307)	(7,655)
Interest expense	(82)	-	(82)
Depreciation and amortization	(576)	(93)	(669)
Impairment loss on license right	-	(144)	(144)
Goodwill impairment	(4,990)	-	(4,990)
Net loss	(7,429)	(290)	(7,719)
Total assets	12,805	1,606	14,411

7.                 Earnings Per Share

We compute earnings per share in accordance SFAS No. 128, “Earnings Per Share.”  Net loss per basic share was computed by dividing net loss by the weighted average number of shares outstanding during the respective periods. Diluted earnings per share is computed using the “Treasury Stock Method.”  Our potentially dilutive securities have been excluded from the weighted average number of shares outstanding, since their effect would be anti-dilutive.

The securities listed below were not included in the computation of diluted earnings per share as the effect from their conversion/exercise would have been antidilutive:

	For the Three Months Ended November 30,
	2006	2005

Restricted stock ( not vested)	-	565,000
Convertible notes payable	26,240,765	649,350
Convertible preferred stock	3,690,323	4,193,548
Outstanding warrants to purchase common stock	87,991,667	5,491,667

  8.           Shareholders’ Deficit

During the three months ended November 30, 2006, we issued approximately 32 million shares of our common stock for the repayment of approximately $634,000 in Series A Notes and accrued interest.

During the three months ended November 30, 2006, we issued approximately 17 million shares of our common stock for the payment of certain professional and legal fees totaling approximately $309,000.  Common stock was credited for approximately $177,000 and additional paid-in-capital was credited for approximately $132,000.

On September 15, 2006, at the request of SDS, and in accordance with the terms of our Series B preferred stock, we exchanged 80 shares of our redeemable Series B preferred stock into approximately 516,000 shares of our common stock at a conversion rate of $1.55 per share.  The carrying value of our Series B preferred stock was reduced by approximately $644,000.

  9.           Preferred Stock

On October 12, 2006, we converted approximately $520,000 in accrued dividends due SDS for 52 shares of redeemable Series B preferred stock.

  10.           Legal Proceedings

On October 13, 2006, we entered into a Memorandum of Understanding with @Road, Inc. with respect to a settlement of a lawsuit brought by @Road, Inc. on August 10, 2005 alleging intentional interference with prospective economic advantage against us (@Road, Inc. v. Kierston Dowd, et al., Stanislaus County Superior Court).  Under the Memorandum of Understanding, @Road agreed to dismiss their lawsuit with prejudice in exchange for a payment from us of the sum of $250,000, payable in 24 equal monthly installments beginning  January 1, 2007 (subject to acceleration upon certain change of control and financing transactions) and accruing interest at the rate of 8% per annum.  The settlement is subject to the approval of our Board of Directors and execution of a final settlement agreement and general release.  This amount is recorded as a liability at August 31, 2006 and November 30, 2006.